Mail Stop 6010

								December 29, 2005


Peter R. Sollenne
Chief Executive Officer
IT&E International Group
505 Lomas Santa Fe Drive, Suite 200
Solana Beach, California 92075

	Re:	IT&E International Group
		Schedule 14C filed December 2, 2005
		File No. 0-50095

Dear Mr. Sollenne:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

SCHEDULE 14C

General

1. The Securities Purchase Agreement filed as exhibit 10.5 to your Form 8-K filed on November 16, 2005 refers to an Exhibit H, which is the ComVest Advisors LLC Advisory Agreement. This exhibit does not appear to be filed. Please file it in an amended Form 8-K.

2. We note the company covenants in section 4.4(a)(ii) of the Securities Purchase Agreement to do all of the actions contained in this information statement. In addition to the reasons already discussed for each action, please also disclose that these items were covenants in the Securities Purchase Agreement with ComVest.

Action No. 1: The Reincorporation

Differences in Shareholder Rights, page 3

3. We note the Delaware bylaws will authorize the removal of a director with the vote of a simple majority, as permitted by Delaware law, whereas the current bylaws require the vote of 66 2/3% of the votes. Please discuss the effect of this change on your shareholders.
For example, we note shareholders holding 65.24% of your outstanding shares approved the actions discussed in this information statement.
Under the new bylaws, these shareholders could, as a group, remove a director, whereas they could not under the Nevada bylaws.

Action No. 2: Approve IT&E Delaware Certificate of Incorporation

Increase in Authorized Common Stock and Authorization of Blank
Check
Preferred Stock, page 6

4. Please disclose the number of shares currently outstanding and the number of shares reserved for issuance, broken down by the purpose for which they are reserved.

5. Please disclose the plans you have to issue the additional common and preferred shares being authorized.

6. Please disclose that the increase in shares will allow the company to take action regarding Action No. 4 and issue 16,500 shares of new
Series D Preferred Stock. Also, please disclose here and in the discussion of Action No. 4:

* the number of votes and percentage of votes that the Series D will have voting as a single class with the common,
* the number of shares of common stock into which the Class D may be initially converted, and
* the percentage of the class of common shares that this number would represent.


Action No. 3: Approve Reverse Stock Split, page 7

7. Please disclose whether you have any plans to issue any of the additional common shares that will become available upon effecting the reverse stock split. If you have such plans, please discuss them in detail.

8. Please provide the number of shares that will be:

* issued,
* reserved for issuance, and
* authorized but unreserved and unissued

both before and after the reverse stock split to illustrate the effect of the split on the company`s ability to issue additional shares.

Federal Income Tax Consequences of the Reverse Split, page 8

9. Please remove the word "certain" from the first sentence of this section, as it may cause shareholders to believe that some material tax consequences are not included in the discussion. Also, revise the legend at the bottom of page 8 to "urge" stockholders to consult with their tax advisor rather than stating they "should" do so.

Action No. 4: Creation of Series D Preferred Stock, page 9

10. Please discuss the general effect the issuance of Series D shares will have on your existing shareholders. See Item 11(d) of Schedule
14A. For example, discuss the amount of dilution that will occur upon the conversion of Series D shares into common stock. Also, please discuss more prominently the degree of control the Series D shareholders will have. For example, state in the introductory paragraph the percentage of voting authority Series D shareholders will hold and the fact that they will be able to elect five of the seven directors.

11. Please include in your information statement the applicable historical and pro-forma financial information described in Item 310 of Regulation S-B.  Please refer to Item 11(e) and 13(a) to
Schedule
14A and the introductory note to Schedule 14C. Instruction 1 to Item
13 describes some scenarios in which the information we are requesting may be omitted. However, since Action No. 4 involves the issuance of a material amount of senior securities, none of these exceptions apply.

12. Please compare the initial conversion price of $0.07 per share to the market price on the day the agreement was approved by each party.
Please also compare the exercise price of the ComVest warrants to the market price in the "Change in Control of Company" section on page 25.
Discuss the reasons for any discrepancies.

13. We note the board has authorized the issuance of up to 16,500 shares of Series D stock. However, Article I of the Certificate of
Designations, Preferences, and Rights for this stock, included as Appendix D, designates only 15,000 Series D shares. Please reconcile.

14. We note the Senior Notes will convert into Series D shares upon the filing of the Certificate of Designations.

* Please state when you plan to file the Certificate of Designations.
* Please state the names of the parties to whom the Series D shares will be issued and the amount each party will receive. It appears ComVest will be eligible to receive 5,800; Charles McCall will be eligible to receive 1,000 shares; and Matthew Dontzin will be eligible to receive 200 shares.
* We note ComVest has the right to purchase an additional Senior Note in the amount of up to $5 million. Assuming this note is issued after the Certificate of Designations is filed, please state when it would convert into Series D stock.

15. We note the second closing is scheduled to occur prior to December
31, 2005. Since this date is soon approaching, please update the disclosure as appropriate to state the date of the second closing and the amount of Senior Notes purchased.

16. To provide a context for this Action No. 4, please provide background information about the transactions that took place on November 9, 2005.

* Disclose any affiliation ComVest, Mr. McCall, or Mr. Dontzin had with the company or with each other prior to November 9, 2005.
* Disclose how the company was introduced to these parties.
* Discuss any other financing options that were considered, and discuss why they were ruled out.
* We note that as discussed in your Form 8-K filed November 16, 2005, in addition to the ComVest transaction, you also paid off a debt to
Laurus and acquired Millennix, and Mr. Allocca resigned from your board of directors on November 9, 2005. Please provide sufficient background information to give investors an understanding as to why these events occurred concurrently with the ComVest transaction. What was the underlying business need, and how did these events help to fulfill the need?
* Disclose how long you anticipate the funds received through the ComVest transaction will enable you to operate.

17. We note you used approximately $5 million of the proceeds from the sale of Senior Notes to discharge indebtedness. Please identify the creditor, state when the debt was incurred and its interest rate, and describe the use of proceeds of the debt.

18. We note you used approximately $2 million to acquire substantially all of the assets of Millennix. Please do the following:

* Briefly discuss Millennix`s business,
* State any affiliation your company had with Millennix prior to the asset purchase,
* Briefly describe the assets you purchased,
* Discuss the extent to which you have integrated Millennix into your operations and the extent to which you plan to integrate it, and
* Disclose any material difficulties you have had in integrating Millennix into your company.

19. We note that pursuant to section 3.2(e) of the Asset Purchase Agreement with Millennix, you may be obligated to pay an additional
$1.4 million for the Millennix acquisition during the next two years.
Please disclose this provision in your information statement, and state whether you anticipate using the funds from the ComVest financing for this purpose.

20. Section 4.4(a)(i) of the Securities Purchase Agreement contains a covenant that the company will use the proceeds "to consummate certain acquisitions." Please identify and discuss any acquisitions besides the Millennix acquisition to which this statement refers. We may have further comments.

Liquidation Preferences, page 9

21. We note Series D stockholders will be entitled to a liquidation preference of $1,000 per share. We further note that in your Form 10-
QSB for the quarter ended September 30, 2005, the book value of your total assets is $5,771,397. Given the number of Series D shares that will be outstanding after you file the Certificate of Designations, it appears unlikely that any assets will be available for common shareholders if you liquidate in the near future. Please disclose that issue in your filing.


Registration Rights, page 11

22. Please state the earliest date ComVest can exercise its option and when the option expires.

Action No. 5: Approve Amendment to Company`s 2005 Equity Incentive
Plan

Terms and Conditions of the Plan, page 12

23. We note you "anticipate that awards under the Plan will generally vest over a period of time." Please discuss the vesting provisions.

Number of Shares, page 12

24. We note Title 10 of the California Code of Regulations imposes limitations on the number of outstanding stock awards. We further note from page 15 that you have granted options to purchase 13,965,750 shares under the Plan. Since you currently have only 7,500,000 shares reserved for issuance under the Plan, please briefly discuss the pertinent provisions of the California Code of Regulations to clarify how it is permissible to grant awards that exceed the number of shares reserved for issuance.

Awards under the Plan, page 14

25. We note you have granted options to purchase 13,965,750 shares of common stock. Please state the number of these options that have been exercised, if any. Also, please disclose whether you have granted any restricted stock awards or stock bonus awards under the Plan and, if so, how many.

Action No. 6: Appoint Directors to the Board of Directors, page 16

26. We note Mr. Allocca resigned from the board of directors on the same day as the ComVest transaction. Please disclose the circumstances of his resignation. For example, did he disagree with the ComVest transaction, was his resignation a condition ComVest insisted upon, etc.?

27. Article VI.B of the Series D Certificate of Designations states that as long as Series D stock is outstanding, there will be seven board seats, and Series D holders will elect five of them. Currently, your document identifies three directors as designees of the majority shareholders: Mr. Falk, Mr. Rodriguez, and Mr. Tucker. To the extent known, please identify the remaining two designees, and state when they will become directors.

Management, page 17

28. Please disclose Mr. Falk`s business experience since 2002.

Change in Control of Company, page 25

29. Please disclose the exercise price of all warrants discussed in this section.

30. We note that "[p]ursuant to the ComVest Option, ComVest will also be issued a warrant to purchase up to 35,714,275 shares of the Company`s common stock." Will ComVest receive this warrant regardless of whether it actually exercises the option? Please clarify.

Dissenters` Right of Appraisal, page 27

31. We note the statement that "[h]olders of the common stock of
IT&E
International that follow the appropriate procedures may be
entitled
to dissent from the consummation of the Reincorporation and
receive
payment of the fair value of their shares . . . ."  Please change the
word "may" to "will." Similarly, where you use the word "may" in the
"Appraisal Rights" discussion on page 5, please state instead that investors "will" be entitled to appraisal rights if they follow the procedure outlined in the discussion on page 27.

Appendix A: Agreement and Plan of Merger, page A-1

32. Article II of this appendix references IT&E Delaware`s certificate of incorporation and bylaws. The certificate appears to be attached as Exhibit B. Please also include the bylaws with your information statement.

*	*	*

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please contact Greg Belliston at (202) 551-3861 or me at
(202)
551-3715 with any questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Adam C. Lenain
	Foley & Lardner, LLP
	402 W. Broadway, Suite 2300
	San Diego, California 92101
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Peter R. Sollenne
IT&E International Group
December 29, 2005
Page 1